UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026

Commission File Number: 001-36815

Ascendis Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Tuborg Boulevard 12

DK-2900 Hellerup

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-203040, 333-210810, 333-211512, 333-213412, 333-214843, 333-216883, 333-228576, 333-254101, 333-261550, 333-270088, 333-277519, 333-281916, 333-285322 and 333-293854) and Form F-3 (Registration Numbers 333-209336, 333-211511, 333-216882, 333-223134, 333-225284, 333-256571 and 333-282196) of Ascendis Pharma A/S (the “Company” or “Ascendis”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

On February 27, 2026, the Company announced that the U.S. Food & Drug Administration (“FDA”) has granted approval under the FDA’s Accelerated Approval Program for YUVIWEL® (navepegritide; developed as TransCon® CNP), the first and only once-weekly treatment indicated to increase linear growth in children 2 years of age and older with achondroplasia with open epiphyses and the only one to provide continuous systemic exposure to C-type natriuretic peptide (“CNP”) over the weekly dosing interval. Continued approval for this indication, which was based on an improvement in annualized growth velocity, may be contingent upon verification and description of clinical benefit in confirmatory trial(s).

Achondroplasia is a rare genetic condition causing skeletal dysplasia and, for many affected individuals, an increased risk of muscular, neurological, and cardiorespiratory complications. YUVIWEL is a prodrug of CNP administered once weekly, designed to provide continuous exposure of active CNP to receptors on tissues throughout the body to counteract the overactive FGFR3 signaling in achondroplasia.

The FDA based its approval of YUVIWEL on their review of the clinical package for TransCon CNP submitted with the Company’s New Drug Application, which included safety and efficacy data from three randomized, double-blind, placebo-controlled clinical trials and up to three years of open-label extension data. The pivotal ApproaCH Trial data is available in JAMA Pediatrics.1

Ascendis expects to make YUVIWEL available through prescribing physicians in the United States during the early part of the second quarter of 2026. Ascendis plans to offer a suite of patient services for YUVIWEL through its U.S. Ascendis Signature Access Program (A.S.A.P.), including support navigating the treatment journey and financial assistance programs for eligible patients.

With this approval, the FDA also issued a Rare Pediatric Disease Priority Review Voucher, which confers priority review to a subsequent drug application that would not otherwise qualify for priority review. This program is designed to encourage development of new drugs and biologics for the prevention or treatment of rare pediatric diseases.

Forward-Looking Statements

This report contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this report regarding Ascendis’ future operations, plans and objectives of management are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including the statements relating to the expected timing for the commercial availability of YUVIWEL, the continued approval for the indication, and the suite of patient services Ascendis plans to offer for YUVIWEL. Ascendis may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in the forward-looking statements and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions, expectations and projections disclosed in the forward-looking statements. Various important factors could cause actual results or events to differ materially from the forward-looking statements that

[1]	Savarirayan R, McDonnell C, Bacino CA, et al. JAMA Pediatr 2026;180(1):18–25. Published online November 17, 2025. doi:10.1001/jamapediatrics.2025.4771

Ascendis makes, including, without limitation: dependence on third-party manufacturers, distributors, and service providers for Ascendis’ products and product candidates; risks related to regulatory review and approval, including the possibility of delays, requests for additional data or analyses, restrictions or limitations on use, approval with labeling that is more limited than expected, or failure to obtain approval in the United States, European Union, or other jurisdictions; clinical development risks, including that results from ongoing or future trials may not confirm earlier data; unforeseen safety or efficacy findings in development programs or on-market products; manufacturing, supply chain, quality, or logistics issues that could delay development or commercialization; unforeseen expenses related to commercialization of any approved Ascendis products; unforeseen research and development or selling, general and administrative expenses and other costs impacting Ascendis’ business generally; market acceptance, pricing, and reimbursement challenges, including payer coverage decisions and health technology assessments; competitive developments, including new or improved therapies; intellectual property protection, freedom- to-operate, and litigation risks; Ascendis’ ability to obtain additional funding, if needed, to support its business activities; cybersecurity, data privacy, and information technology disruptions; and the impact of international economic, political, legal, compliance, public health, and business factors, including tariffs, trade policies, currency fluctuations, and geopolitical events. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to Ascendis’ business in general, see Ascendis’ Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on February 11, 2026, and Ascendis’ other future reports filed with, or submitted to, the SEC. Forward-looking statements do not reflect the potential impact of any future licensing, collaborations, acquisitions, mergers, dispositions, joint ventures, or investments that Ascendis may enter into or make. Ascendis does not assume any obligation to update any forward-looking statements, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ascendis Pharma A/S

Date: March 2, 2026	By:	/s/ Michael Wolff Jensen
Michael Wolff Jensen
Executive Vice President, Chief Legal Officer